Exhibit 99.1

Pactera Announces Second Quarter 2013 Financial Results

Beijing, August 19, 2013 — Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today reported its unaudited financial results for the second quarter of 2013 ended June 30, 2013.

On November 9, 2012, HiSoft Technology International Limited (“HiSoft”) and VanceInfo Technologies Inc. (“VanceInfo”) announced the completion of merger of equals to form Pactera. HiSoft and VanceInfo’s financial results were consolidated into Pactera from the date of the completion of the merger.

Second Quarter 2013 Financial and Operational Highlights

•                          Net revenues for the second quarter of 2013 were $163.1 million, as compared to $71.8 million for the second quarter of 2012.

•                          GAAP diluted net loss per ADS for the second quarter of 2013 was $0.01. Non-GAAP diluted net income per ADS1 for the second quarter of 2013 was $0.14.

•                          Total full-time employees as of June 30, 2013 were 20,019, including 17,945 billable professionals.

“The second quarter of 2013 was a challenging but improving quarter for Pactera,” said Mr. Tiak Koon Loh, Chief Executive Officer of Pactera. “Our topline momentum was impacted by continued headwinds from our major telecom customer, the adverse effect of Japanese currency depreciation, and some client specific business challenges. However, both gross margin and operating efficiency improved towards our targeted direction.  The MOE integration remains on track and we expect our business to resume a more stable growth trajectory in the coming quarters.”

Second Quarter 2013 Financial Results

Net Revenues

Net revenues were $163.1 million for the second quarter of 2013 as compared to $71.8 million for the second quarter of 2012, reflecting a decrease of 2.1% from $166.5 million of the pro forma net revenues2 for the corresponding period in 2012. Excluding the company’s major telecom customer, net

(1)  Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP basic and diluted net income per ADS and corresponding margins presented in this press release exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, and change in fair value of contingent consideration payable for business acquisition and compensation expenses related to acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying tables of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the earnings release.

(2) Pro forma net revenues of the Company for the second quarter of 2012 assume that the merger occurred at the beginning of such period. The pro forma financial information is provided for information purpose only and does not purport to present what the actual results of operations would have been had the transaction actually occurred at the beginning of such period indicated nor does it purport to present the actual results of operations for any future period or financial position for any future date. Please refer to the accompanying tables at the end of the earnings release.

revenues for the second quarter of 2013 would have increased 6.6% from the pro forma net revenues for the corresponding period in 2012.

Net Revenues by Service Line

Pactera has three service lines: Information Technology (“IT”) services, research and development (“R&D”) services and business process outsourcing (“BPO”). Pactera divides IT services into two categories: consulting and packaged solution (“CPS”) services and application development, testing and maintenance (“ADM”) services.

Net revenues from IT services were $95.0 million for the second quarter of 2013, which increased 10.0% from $86.4 million of pro forma net revenues for the corresponding period in 2012. The increase was primarily due to the increasing demand and the expanded offerings from both of our ADM and CPS services.

Net revenues from R&D services were $65.2 million for the second quarter of 2013, compared to $76.6 million of the pro forma net revenues for the corresponding period in 2012. The decline in net revenues from R&D services was mainly due to a decrease in the revenue derived from our major telecom customer. Excluding the company’s major telecom customer, net revenues for the second quarter of 2013 would have increased 7.4% from the pro forma net revenues for the corresponding period in 2012.

Net Revenues by Service Line

	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012
	($ in thousands, except percentages)
IT Services	94,990	58.2%	41,594	58.0%
CPS Services	31,166	19.1%	16,763	23.4%
ADM Services	63,824	39.1%	24,831	34.6%
R&D Services	65,165	40.0%	30,175	42.0%
BPO	2,895	1.8%	—	—
Total Net Revenues	163,050	100.0%	71,769	100.0%

Pro forma Net Revenues by Service Line

(Please refer to the reconciliation table at the end of the earnings release)

	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
IT Services	94,990	58.2%	86,362	51.9%	10.0%
CPS Services	31,166	19.1%	28,444	17.1%	9.6%
ADM Services	63,824	39.1%	57,918	34.8%	10.2%
R&D Services	65,165	40.0%	76,611	46.0%	(14.9)%
BPO	2,895	1.8%	3,539	2.1%	(18.2)%
Total Net Revenues	163,050	100.0%	166,512	100.0%	(2.1)%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, net revenues from clients headquartered in the United States were $66.0 million or 40.5% of the net revenues for the second quarter of 2013, followed by 37.7% from Greater China, 9.2% from Europe, 7.5% from Japan and 5.1% from Asia South.

Net Revenues based on Location of Clients’ Headquarters

	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012
	($ in thousands, except percentages)
United States	65,999	40.5%	33,387	46.5%
Greater China	61,513	37.7%	17,442	24.3%
Europe	15,066	9.2%	4,846	6.8%
Japan	12,209	7.5%	13,749	19.2%
Asia South	8,263	5.1%	2,345	3.2%
Total Net Revenues	163,050	100.0%	71,769	100.0%

Pro Forma Net Revenues based on Location of Clients’ Headquarters

(Please refer to the reconciliation table at the end of the earnings release)

	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
United States	65,999	40.5%	66,013	39.6%	(0.0)%
Greater China	61,513	37.7%	63,042	37.9%	(2.4)%
Europe	15,066	9.2%	14,424	8.7%	4.5%
Japan	12,209	7.5%	18,167	10.9%	(32.8)%
Asia South	8,263	5.1%	4,866	2.9%	69.8%
Total Net Revenues	163,050	100.0%	166,512	100.0%	(2.1)%

Measuring Pactera’s net revenues based on the location of contract signing entity, Greater China accounted for 59.2% of net revenues in the second quarter of 2013, while the United States accounted for 20.8%, Asia South accounted for 10.5%, Japan accounted for 7.6% and Europe accounted for 1.9%.

Net Revenues by Industry

Pactera classifies its clients into four industry segments: High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), Manufacturing, and Other Industry Segments including Retail, Distribution, Travel and Transportation and Public Services (“Others”).

Net Revenues by Industry

	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012
	($ in thousands, except percentages)
High Tech	96,773	59.4%	36,407	50.7%
BFSI	40,934	25.1%	21,932	30.6%
Manufacturing	21,455	13.2%	10,887	15.2%
Others	3,888	2.3%	2,543	3.5%
Total Net Revenues	163,050	100.0%	71,769	100.0%

Pro Forma Net Revenues by Industry

(Please refer to the reconciliation table at the end of the earnings release)

	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
High Tech	96,773	59.4%	103,878	62.4%	(6.8)%
BFSI	40,934	25.1%	37,345	22.4%	9.6%
Manufacturing	21,455	13.2%	20,598	12.4%	4.2%
Others	3,888	2.3%	4,691	2.8%	(17.1)%
Total net revenues	163,050	100.0%	166,512	100.0%	(2.1)%

Largest Clients

Net revenues from Pactera’s top five and top ten clients accounted for 31.1% and 40.6% of net revenues, respectively, during the second quarter of 2013, compared to 38.7% and 48.1% respectively, on a pro forma basis for the corresponding period in 2012.

Gross Profit and Gross Margin

Gross profit was $44.9 million for the second quarter of 2013, compared to $25.6 million for the corresponding period in 2012.  Gross margin was 27.5% for the second quarter of 2013.

Operating Expenses

Total operating expenses were $46.5 million for the second quarter of 2013 compared to $18.9 million for the corresponding period in 2012. Operating expenses in the second quarter of 2013 reflected $4.0 million of merger-related transaction and integration costs, mainly including facilities and system integration expenses.

Operating Income (Loss) and Operating Margin

Operating loss for the second quarter of 2013 was $1.6 million, compared to an operating income of $6.7 million for the corresponding period in 2012. Non-GAAP operating income for the second quarter in 2013 was $11.3 million, as compared to $9.8 million in the corresponding period in 2012.

Operating margin was negative 1.0% for the second quarter of 2013, compared to 9.3% for the same period in 2012. Non-GAAP operating margin was 6.9% for the second quarter of 2013.

Net Income (Loss) and Net Income (Loss) per ADS

Net loss attributable to Pactera was $1.0 million for the second quarter of 2013, compared to a net income of $6.4 million for the corresponding period in 2012. Non-GAAP net income was $11.5 million for the second quarter of 2013, compared to $9.4 million for the same period in 2012. Non-GAAP diluted net income per ADS was $0.14 in the second quarter of 2013, compared to $0.22 in the corresponding period of 2012.

Cash Flow and DSO

As of June 30, 2013, Pactera had cash and cash equivalents, restricted cash, term deposits and short-term investment totaling $126.3 million. Operating cash flow for the second quarter of 2013 was a net inflow of approximately $2.6 million. Days sales outstanding (“DSO”) was 141 days for the quarter and 131 days for the last 12 months on a pro forma basis.

First Half 2013 Financial Results

Net Revenues

Net revenues were $315.4 million for the first half of 2013 as compared to $137.3 million for the first half of 2012 and $318.1 million of the pro forma net revenues for the corresponding period in 2012.

Net Revenues by Service Line

Net Revenues by Services Line

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012
	($ in thousands, except percentages)
IT Services	176,519	55.9%	80,878	58.9%
CPS Services	60,365	19.1%	30,376	22.1%
ADM Services	116,154	36.8%	50,502	36.8%
R&D Services	133,222	42.3%	56,379	41.1%
BPO	5,629	1.8%	—	—
Total Net Revenues	315,370	100.0%	137,257	100.0%

Pro forma Net Revenues by Service Line

(Please refer to the reconciliation table at the end of the earnings release)

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
IT Services	176,519	55.9%	165,668	52.1%	6.5%
CPS Services	60,365	19.1%	51,817	16.3%	16.5%
ADM Services	116,154	36.8%	113,851	35.8%	2.0%
R&D Services	133,222	42.3%	146,294	46.0%	(8.9)%
BPO	5,629	1.8%	6,148	1.9%	(8.4)%
Total Net Revenues	315,370	100.0%	318,110	100.0%	(0.9)%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, net revenues from clients headquartered in the United States were $126.3 million in the first half of 2013, followed by $118.6 million from Greater China, $29.3 million from Europe, $25.5 million from Japan and $15.6 million from Asia South.

Net Revenues based on Location of Clients’ Headquarters

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012
	($ in thousands, except percentages)
United States	126,349	40.1%	63,249	46.1%
Greater China	118,630	37.6%	32,205	23.5%
Europe	29,283	9.3%	9,384	6.8%
Japan	25,492	8.1%	27,160	19.8%
Asia South	15,616	4.9%	5,259	3.8%
Total Net Revenues	315,370	100.0%	137,257	100.0%

Pro Forma Net Revenues based on Location of Clients’ Headquarters

(Please refer to the reconciliation table at the end of the earnings release)

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
United States	126,349	40.1%	126,186	39.7%	0.1%
Greater China	118,630	37.6%	118,005	37.1%	0.5%
Europe	29,283	9.3%	29,640	9.3%	(1.2)%
Japan	25,492	8.1%	34,936	11.0%	(27.0)%
Asia South	15,616	4.9%	9,343	2.9%	67.1%
Total Net Revenues	315,370	100.0%	318,110	100.0%	(0.9)%

Measuring Pactera’s net revenues based on the location of contract signing entity, Greater China accounted for 58.8% of net revenues in the first half of 2013, while the United States accounted for 21.3%, Asia South accounted for 10.2%, Japan accounted for 8.1% and Europe accounted for 1.6%.

Net Revenues by Industry

Net Revenues by Industry

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012
	($ in thousands, except percentages)
High Tech	194,064	61.5%	71,421	52.0%
BFSI	75,145	23.8%	40,365	29.4%
Manufacturing	37,451	11.9%	20,857	15.2%
Others	8,710	2.8%	4,614	3.4%
Total Net Revenues	315,370	100.0%	137,257	100.0%

Pro Forma Net Revenues by Industry

(Please refer to the reconciliation table at the end of the earnings release)

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
High Tech	194,064	61.5%	200,112	62.9%	(3.0)%
BFSI	75,145	23.8%	69,654	21.9%	7.9%
Manufacturing	37,451	11.9%	39,028	12.3%	(4.0)%
Others	8,710	2.8%	9,316	2.9%	(6.5)%
Total net revenues	315,370	100.0%	318,110	100.0%	(0.9)%

Largest Clients

Net revenues from Pactera’s top five and top ten clients accounted for 32.6% and 41.9% of net revenues, respectively, during the first half of 2013, compared to 39.3% and 49.0% respectively, on a pro forma basis for the corresponding period in 2012.

Gross Profit and Gross Margin

Gross profit was $84.3 million for the first half of 2013, compared to $48.5 million in the first half of 2012.  Gross margin was 26.7% during the first half of 2013.

Operating Expenses

Total operating expenses were $89.7 million for the first half of 2013 compared to $35.3 million for the corresponding period in 2012. Operating expenses in the first half of 2013 reflected $6.4 million of merger-related transaction and integration costs including professional fees, severance costs, and facilities and system integration expenses.

Operating Income and Operating Margin

Operating loss for the first half of 2013 was $5.4 million, compared to an operating income of $13.2 million for the corresponding period in 2012. Non-GAAP operating income for the first half of 2013 was $19.6 million, as compared to $18.9 million for the corresponding period in 2012.

Operating margin was negative 1.7% for the first half of 2013, and non-GAAP operating margin was 6.2% for the first half of 2013.

Net Income(Loss) and Net Income(Loss) per ADS

Net loss attributable to Pactera was $2.7 million for the first year of 2013, compared to net income $12.4 million for the corresponding period in 2012. Non-GAAP net income was $21.6 million for the first half of 2013, compared to $18.1 million for the corresponding period in 2012. Non-GAAP diluted net income per ADS was $0.25 for the first half year of 2013, compared to $0.42 for the corresponding period in 2012.

Recent Development

Announced Receipt of “Going Private” Proposal

On May 20, 2013, the Company announced that its Board of Directors had received a non-binding proposal letter, dated May 20, 2013, from an affiliate of funds managed or advised by Blackstone, the Company’s non-executive Chairman, Chris Chen, its Chief Executive Officer, Tiak Koon Loh, and its Executive Committee members, David Chen, Sidney Huang and Jun Su (collectively, the “Buyer Consortium”) to acquire all of the outstanding shares of Pactera not currently owned by the Buyer Consortium in a going private transaction (the “Transaction”) for US$7.50 per American Depositary Share (“ADS”, each ADS representing one common share of the Company) in cash, subject to certain conditions. According to the proposal letter, the Buyer Consortium intends to form an acquisition vehicle for the purpose of implementing the Transaction, and the Transaction is intended to be financed with a combination of equity capital funded by the Buyer Consortium and third-party debt.

The Company’s Board of Directors has formed a committee of independent directors (the “Independent Committee”) to consider the proposed transaction. No decisions have been made by the Independent Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Outlook for Pactera’s Third Quarter and Full Year 2013

For the third quarter of 2013, based on current market and operating conditions and current book orders, Pactera expects:

•                          Net revenues to be at least $173.0 million, compared to $175.8 million in the third quarter of 2012 on a pro-forma basis. Excluding the revenues from our major telecom customer in both periods, this represents an increase of at least approximately 7.8% from the third quarter 2012.

•                         Non-GAAP diluted net income per ADS to be at least $0.17, estimated based on 84.5 million weighted average equivalent ADSs outstanding.

For the full year 2013, based on current market and operating conditions, Pactera expects:

•                          Excluding the revenues from our major telecom customer for both 2012 and 2013, net revenues to be between $620 million and $625 million, representing an increase between 7% and 8% from the 2012 pro forma revenues of $577 million. Based on our current visibility, we estimate net revenues from our major telecom customer to be approximately $45 million, which would result in a total net revenue for the Company to be between $665 million and $670 million in 2013, compared to $673 million in 2012 on a pro forma basis.

•                          Non-GAAP diluted net income per ADS to be in the range of $0.63 to $0.68, estimated based on 85.0 million weighted average equivalent ADSs outstanding.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

Conference Call

The Company will host a corresponding conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on Monday, August 19, 2013 (8:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as below:

• U.S. Toll Free Dial-in Number: +1.866.519.4004
• International Dial-in Number: +65.6723.9381
• Hong Kong Dial-in Number: +852.2475.0994
Passcode: 23897532

The conference call will be available live via webcast on the Investors section of Pactera’s website at http://ir.pactera.com . The archive replay will be available on Pactera’s website shortly after the call.

A dial-in replay of the conference call will be available until August 27, 2013:
• U.S. Toll Free Dial-in Number: +1.855.452.5696
• International Dial-in Number: + 61.2.8199.0299
Passcode: 23897532

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,”

“plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements, as well as the consideration of the going private proposal and the impact on the Company resulting from the success or failure of that proposal. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Pactera’s consolidated financial results presented in accordance with GAAP, Pactera uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP income from operations, non-GAAP net income and non-GAAP diluted EPS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, change in fair value of contingent consideration payable for business acquisition, and compensation expenses related to acquisition. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP or as being comparable to results reported or forecasted by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for non-GAAP Financial Measures to Comparable GAAP Measures” set forth at the end of this news release.

Pactera believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and non-GAAP diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be, for the foreseeable future, a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to Pactera at the date of this earnings release.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	June 30, 2013	December 31, 2012

ASSETS
Current Assets
Cash	95,100	143,714
Restricted cash	1,484	6,112
Term deposits	28,072	58,485
Short-term investment	1,615	1,765
Accounts receivable, net	267,121	230,693
Other current assets	40,393	37,435
Total current assets	433,785	478,204

Property, plant and equipment, net	69,364	67,607
Goodwill and intangible assets, net	151,495	157,962
Other long-term assets	35,121	33,833
Total assets	689,765	737,606

LIABILITIES AND EQUITY
Current liabilities	151,610	163,152
Other liabilities	21,002	32,130
Total liabilities	172,612	195,282
Total shareholder’s equity	517,153	542,324
Total liabilities and equity	689,765	737,606

Note:

As of June 30, 2013, there were 85,649,706 common shares (85,649,706 ADSs) issued and outstanding.

As of December 31, 2012, there were 88,312,068 common shares (88,312,068 ADSs) issued and outstanding.

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Net revenues	163,050	71,769	315,370	137,257
Cost of revenues	(118,195)	(46,132)	(231,045)	(88,743)
Gross profit	44,855	25,637	84,325	48,514
Operating expenses	(46,482)	(18,929)	(89,681)	(35,273)
(Loss) income from operations	(1,627)	6,708	(5,356)	13,241
Other income	687	1,010	1,245	2,055
Exchange difference	(308)	399	(1,201)	(81)
Net (loss) income before income tax expenses	(1,248)	8,117	(5,312)	15,215

Income tax benefit (expenses)	218	(1,395)	2,601	(2,282)
(Loss) income before earning in equity method investment	(1,030)	6,722	(2,711)	12,933

Earning in equity method investment	44	—	53	—
(Loss) income after earning in equity method investment	(986)	6,722	(2,658)	12,933

Add: Net profit attributable to noncontrolling interest	—	(357)	—	(492)
Net (loss) income attributable to PacteraTechnology International Ltd.	(986)	6,365	(2,658)	12,441

Net (loss) income per share
Basic	(0.01)	0.15	(0.03)	0.30
Diluted	(0.01)	0.15	(0.03)	0.29

Weighted average shares used in calculating net income per common share
Basic	80,735,486	41,313,257	82,447,106	41,238,501
Diluted	80,735,486	43,274,913	82,447,106	43,111,429

Net (loss) income per ADS
Basic	(0.01)	0.15	(0.03)	0.30
Diluted	(0.01)	0.15	(0.03)	0.29

Weighted average ADS used in calculating net income per ADS
Basic	80,735,486	41,313,257	82,447,106	41,238,501
Diluted	80,735,486	43,274,913	82,447,106	43,111,429

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(US dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Net (loss) income	(986)	6,722	(2,658)	12,933
Other comprehensive income, net of tax:
Change in cumulative foreign exchange translation adjustment	(801)	(1,383)	(727)	(978)
Comprehensive (loss) income	(1,787)	5,339	(3,385)	11,955

Less: Comprehensive income attributable to noncontrolling interest	—	(339)	—	(478)
Comprehensive (loss) income attributable to Pactera Technology International Ltd.	(1,787)	5,000	(3,385)	11,477

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Statements of Cash flows (Unaudited)

(In U.S. dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Cash flows from operating activities:
Net (loss) income	(986)	6,722	(2,658)	12,933
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Provision for doubtful accounts	(377)	58	19	89
Loss(gain) on disposal of property, plant and equipment	3,128	—	3,557	(44)
Depreciation	3,188	1,406	6,519	2,798
Change in fair value of foreign-currency forward contract	(159)	36	(146)	45
Amortization of intangible assets	2,653	1,165	5,357	2,208
Amortization of land use right	127	—	253	—
Share-based compensation expenses	5,338	1,849	12,321	3,806
Changes in fair value of contingent consideration payable for M&A	734	35	526	(346)
Earnings in equity method investment	(44)	—	(53)	—
Changes in operating assets and liabilities:
Accounts receivable	(20,864)	(11,331)	(37,244)	(19,732)
Other current assets	(1,244)	(1,543)	(5,294)	(1,579)
Other assets	(724)	(173)	(694)	(238)
Accounts payable	2,812	(533)	4,418	(1,276)
Other liabilities	9,016	2,858	(15,928)	(684)
Net cash provided by (used in) operating activities	2,598	549	(29,047)	(2,020)

Cash flows from investing activities:
Term deposits	8,005	(13,442)	30,413	(14,712)
Short-term investment	17,381	—	150	—
Purchase of property, plant and equipment	(2,160)	(1,293)	(4,201)	(2,329)
Purchase of buliding	(1,024)	—	(1,433)	—
Restricted cash	(79)	(288)	4,609	(206)
Deferred and contingent consideration paid for business acquisitions	—	(1,306)	(2,746)	(2,088)
Net cash provided by (used in) investing activities	22,123	(16,329)	26,792	(19,335)

Cash flows from financing activities:
Repayment of bank loan	—	(183)	—	(183)
Proceeds from issuance of common share under employee option plan	1,622	213	2,592	1,270
Deferred and contingent consideration paid for business acquisitions	(5,759)	—	(18,718)	(2,897)
Repurchase of common share	(13,861)	—	(30,000)	—
Net cash (used in) provided by financing activities	(17,998)	30	(46,126)	(1,810)

Effect of exchange rate changes	32	(883)	(233)	(266)

Net increase (decrease) in cash	6,755	(16,633)	(48,614)	(23,431)
Cash at beginning of period	88,345	107,058	143,714	113,856

Cash at end of period	95,100	90,425	95,100	90,425

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

GAAP operating (loss) income	(1,627)	6,708	(5,356)	13,241
GAAP operating (loss) margin	(1.0)%	9.3%	(1.7)%	9.6%

Adjustments:
- Share-based compensation	5,338	1,849	12,321	3,806
- Amortization of acquired intangible assets	2,653	1,165	5,357	2,208
- Change in fair value of contingent consideration payable for M&A	734	35	526	(346)
- Compensation expenses related to acquisition	82	—	169	—
- Merger-related transaction and integration costs	4,024	—	6,375	—
- Land use right amortization expense	127	—	253	—

Non-GAAP operating income	11,331	9,757	19,645	18,909
Non-GAAP operating margin	6.9%	13.6%	6.2%	13.8%

GAAP net (loss) income	(986)	6,365	(2,658)	12,441
GAAP net (loss) margin	(0.6)%	8.9%	(0.8)%	9.1%

Adjustments:
- Share-based compensation	5,338	1,849	12,321	3,806
- Amortization of acquired intangible assets	2,653	1,165	5,357	2,208
- Change in fair value of contingent consideration payable for M&A	734	35	526	(346)
- Compensation expenses related to acquisition	82	—	169	—
- Merger-related transaction and integration costs, net of tax effect	3,527	—	5,593	—
- Land use right amortization expense	127	—	253	—

Non-GAAP net income	11,475	9,414	21,561	18,109
Non-GAAP net margin	7.0%	13.1%	6.8%	13.2%

Non-GAAP net income per ADS
Basic	0.14	0.23	0.26	0.44
Diluted	0.14	0.22	0.25	0.42

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	80,735,486	41,313,257	82,447,106	41,238,501
Diluted	83,195,404	43,274,913	85,111,351	43,111,429

GAAP net (loss) income per ADS
Basic	(0.01)	0.15	(0.03)	0.30
Adjustments:
- Share-based compensation	0.06	0.05	0.15	0.09
- Amortization of acquired intangible assets	0.04	0.03	0.06	0.06
- Change in fair value of contingent consideration payable for M&A	0.01	—	0.01	(0.01)
- Merger-related transaction and integration costs, net of tax effect	0.04	—	0.07	—
Non-GAAP net income per ADS
Basic	0.14	0.23	0.26	0.44

GAAP net (loss) income per ADS
Diluted	(0.01)	0.15	(0.03)	0.29
Adjustments:
- Share-based compensation	0.06	0.04	0.14	0.09
- Amortization of acquired intangible assets	0.04	0.03	0.06	0.05
- Change in fair value of contingent consideration payable for M&A	0.01	—	0.01	(0.01)
- Merger-related transaction and integration costs, net of tax effect	0.04	—	0.07	—
Non-GAAP net income per ADS
Diluted	0.14	0.22	0.25	0.42

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

	Unaudited historical consolidated net revenues of Pactera for the three months ended June 30,2013	Unaudited historical consolidated net revenues of Hisoft for the three months ended June 30,2012	Unaudited historical consolidated net revenues of VanceInfo for the three months ended June 30,2012	Unaudited Pro forma consolidated net revenues for the three months ended June 30,2012

Proforma Net Revenue by Service Lines
IT Services	94,990	41,594	44,768	86,362
CPS Services	31,166	16,763	11,681	28,444
ADM Services	63,824	24,831	33,087	57,918
R&D Services	65,165	30,175	46,436	76,611
BPO	2,895	—	3,539	3,539
Total	163,050	71,769	94,743	166,512

Proforma Net Revenue by Industry
High Tech	96,773	36,407	67,471	103,878
BFSI	40,934	21,932	15,413	37,345
Manufacturing	21,455	10,887	9,711	20,598
Others	3,888	2,543	2,148	4,691
Total	163,050	71,769	94,743	166,512

Proforma Net Revenue by Location of Client’s Headquarter
United States	65,999	33,387	32,626	66,013
Greater China	61,513	17,442	45,600	63,042
Europe	15,066	4,846	9,578	14,424
Japan	12,209	13,749	4,418	18,167
Asia South	8,263	2,345	2,521	4,866
Total	163,050	71,769	94,743	166,512

Note:

The accompanying unaudited pro forma net revenues for the three months ended June 30, 2013  is prepared based on the assumption that the merger of HiSoft and VanceInfo was consummated on January 1, 2012.  No adjustment has been made to unaudited historical consolidated net revenues to give effect to such pro forma event.  The unaudited pro forma net revenues are being provided for information purposes only as Pactera believes that such data provide meaningful supplemental information for investors to compare the performance of Pactera with the pre-merger HiSoft and VanceInfo for the corresponding periods.  Such data do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company’s future consolidated results of operations.

For the pro forma net revenues for the three months ended June 30, 2012, it combined the unaudited historical consolidated net revenues of the former Hisoft and former VanceInfo for the three months ended June 30, 2012.

	Unaudited historical consolidated net revenues of Pactera for the six months ended June 30,2013	Unaudited historical consolidated net revenues of Hisoft for the six months ended June 30,2012	Unaudited historical consolidated net revenues of VanceInfo for the six months ended June 30,2012	Unaudited Pro forma consolidated net revenues for the six months ended June 30,2012

Proforma Net Revenue by Service Lines
IT Services	176,519	80,878	84,790	165,668
CPS Services	60,365	30,376	21,441	51,817
ADM Services	116,154	50,502	63,349	113,851
R&D Services	133,222	56,379	89,915	146,294
BPO	5,629	—	6,148	6,148
Total	315,370	137,257	180,853	318,110

Proforma Net Revenue by Industry
High Tech	194,064	71,421	128,691	200,112
BFSI	75,145	40,365	29,289	69,654
Manufacturing	37,451	20,857	18,171	39,028
Others	8,710	4,614	4,702	9,316
Total	315,370	137,257	180,853	318,110

Proforma Net Revenue by Location of Client’s Headquarter
United States	126,349	63,249	62,937	126,186
Greater China	118,630	32,205	85,800	118,005
Europe	29,283	9,384	20,256	29,640
Japan	25,492	27,160	7,776	34,936
Asia South	15,616	5,259	4,084	9,343
Total	315,370	137,257	180,853	318,110

Note:

The accompanying unaudited pro forma net revenues for the six months ended June 30, 2012  is prepared based on the assumption that the merger of HiSoft and VanceInfo was consummated on January 1, 2012.  No adjustment has been made to unaudited historical consolidated net revenues to give effect to such pro forma event.  The unaudited pro forma net revenues are being provided for information purposes only as Pactera believes that such data provide meaningful supplemental information for investors to compare the performance of Pactera with the pre-merger HiSoft and VanceInfo for the corresponding periods.  Such data do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company’s future consolidated results of operations.

For the pro forma net revenues for the six months ended June 30, 2012, it combined the unaudited historical consolidated net revenues of the former Hisoft and former VanceInfo for the six months ended June 30, 2012.

For further information, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987-5138

E-mail: ir@pactera.com